March 17, 2006

United States

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attn:	Mr. Rufus Decker
Mr. Gus Rodriquez
Mr. Scott Watkinson

Re:	Acuity Brands, Inc.
Form 10-K for the Fiscal Year ended August 31, 2005
Form 10-Q for the Fiscal Quarter ended November 30, 2005
SEC File No. 1-16583 (together, the “Reports”)

Gentlemen:

We are writing in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) letter dated March 6, 2006 (the “Comment Letter”), with respect to the Acuity Brands, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2005 and Form 10-Q for the fiscal quarter ended November 30, 2005. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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General

1.	Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

Response to Comment 1: The Company advises the Staff that the additional disclosures recommended will be incorporated in all future filings as discussed below. Please refer to the responses to the specific comments included herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.	Where practicable, please disclose the amount of each significant change in statement of operations line items between periods and the business reasons for it. In circumstances where there is more than one business reason for a change, such as in your discussion of segment and consolidated sales and operating profit, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response to Comment 2: In accordance with Item 303(a)(3) and Release 33-8350, the Company recognizes that describing business reasons underlying significant changes in statement of operation line items between periods provides insight for readers to view the business through the eyes of management. Accordingly, the Company has included in the Management’s Discussion and Analysis (“MD&A”) sections of the Reports the business reasons underlying significant changes in the statement of operation line items, including, without limitation, changes in consolidated net sales, consolidated gross profit margins, and consolidated operating profit. In addition, the MD&A sections describe the business reasons for significant change between periods in operating expenses, which includes certain line items on the statement of operations, net sales and operating profit of each business unit. Where practicable and significant, the Company has quantified the impact of the business reasons underlying significant changes, such as the increase in material and component costs; however, the Company has not quantified the impact of certain business reasons where impracticable or insignificant. In such circumstances, the Company has described the business reason and the nature of the change. Management believes that this approach focuses readers on material business reasons driving significant change in the Company and provides readers with a more accurate picture of how management views the Company’s business. In the future, the Company will continue to comply with the guidance referenced above by describing the business reason for the overall change in the line item and quantifying the incremental impact of each material business reason discussed as practicable.

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Contractual Obligations, page 18

3.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

Response to Comment 3: The majority of the interest payments relates to interest on fixed rate debt which is able to be calculated based on information in Note 4: Short-Term Borrowings and Long-Term Debt. In accordance with note 46 of SEC Release 33-8350, the Company will include total interest payments in the table of contractual obligations to be included in the Company’s 10-K for the year ending August 31, 2006. See Exhibit A for an example of the table that will be included using the August 31, 2005 disclosure.

Critical Accounting Policies, page 25

Long-lived and intangible assets and goodwill, page 26

4.	Based on the material reduction in the fair value of your trade names that would be caused by a theoretical 1 percent reduction in the assumed royalty rate and your disclosure that management makes several significant assumptions in estimating the fair value of your trade names, please disclose the estimated future net sales, the royalty rate and the discount rate used in estimating the fair value of your trade names.

Response to Comment 4: The Company believes its disclosure regarding long-lived and intangible assets and goodwill in the Critical Accounting Policies section of its 10-K for the year ended August 31, 2005 complies with the requirements of SEC Release 33-8350. The Company’s disclosure provides insight into the quality and variability of information used to make estimates regarding the fair value of goodwill and intangibles with indefinites lives. Due to the inherent uncertainty surrounding these estimates, the Company performed a sensitivity analysis on the assumption most susceptible to change to determine the impact on the estimate of the fair value of the Holophane trade name. In accordance with SEC Release 33-8350, the Company disclosed the results. The Company also disclosed the types of assumptions used in its estimate (future net sales of Holophane, the royalty rate, the discount rate) but does not consider the amounts used meaningful to the reader as the corresponding historical information is not included in the Form 10-K or Form 10-Q. The Company believes what is more meaningful to the reader is the realizability of the intangible asset which, in accordance with SFAS 142, the Company appropriately evaluates at least annually and, if required, would adjust.

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Financial Statements

Consolidated Statements of Operations, page 34

5.	You disclose stock compensation expense in a separate line item on your statements of operations. Stock compensation expenses related to share-based payments should be presented in the same line or lines as cash compensation paid to the same employees. Please reclassify stock compensation expenses to cost of products sold and/or selling, distribution and administrative expenses. You may consider disclosing the expense related to share-based arrangements in a parenthetical note to the appropriate income statement line items or in a footnote to the financial statements. Please refer to SAB Topic 14:F.

Response to Comment 5: The Company advises the Staff that beginning with the Form 10-Q for the quarter ended November 30, 2005, stock compensation expense related to share-based payments has been presented in selling, distribution, and administrative expense. The amount of expense included in this line that relates to share-based payments to employees’ whose salaries are included in cost of products sold is estimated to be less than 0.1% of total cost of products sold. Therefore, the Company considers the amount immaterial for reclassification. Expense related to share-based arrangements is disclosed in the Notes to Consolidated Financial Statements. This presentation and disclosure will be consistent in all future filings.

Consolidated Statement of Cash Flows, page 35

6.	Please disclose any material items included in other non-cash charges and the other line item under changes in assets and liabilities separately in your statements of cash flows. Please separately classify non-cash charges related to the special charge in 2005 and non-cash expenses related to stock-based compensation under cash provided by (used for) operating activities. Please refer to SFAS 95.

Response to Comment 6: The Company believes its current disclosure in its statements of cash flows complies with SFAS 95, as it has broken down material categories it considers meaningful to the reader. The Company further advises the Staff that the other non-cash charges line item includes: impairment charges, which are disclosed on the face of the income statement and the non-cash portion of the special charge, which is reflected in Note 7: Special Charge and Impairment Charge. The remainder of the other non-cash charges line item is comprised of non-cash items related to stock-based compensation. The other line item under changes in assets and liabilities primarily includes changes in long-term assets and liabilities. The Company will disclose further detail of the

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other non-cash charges and the other line item under changes in assets and liabilities in future filings if such additional disclosure would be meaningful to the reader.

Note 2 – Summary of Significant Accounting Policies, page 37

7.	Please provide us with additional information to help us understand the nature of the 2003 and 2004 expense reclassifications between selling, distribution and administrative costs and cost of products sold. Please also address changes affecting the 2004 balance sheet. Please tell us whether the reclassifications were due to a change in accounting policy or the detection of an accounting error.

Response to Comment 7: The reclassification of costs to cost of products sold from selling, distribution, and administrative expenses was due to an immaterial misclassification of expenses related to returned or damaged products, replacement products, and warranty costs. The amounts reclassified in fiscal 2003 and 2004 were approximately one percent of net sales and had no impact on operating profit, earnings per share, or cash flows. There were no changes to the balance sheet as a result of this reclassification on the statement of operations.

Accounts receivable, page 38

8.	Your allowance for doubtful accounts has decreased from $8.6 million at August 31, 2003 to $7 million at August 31, 2005. Over the same period, accounts receivable increased from $302 million to $346 million. Please provide us with additional information to help us understand the reasons for the decrease in your allowance during this period.

Response to Comment 8: The reserve for doubtful accounts decreased from August 31, 2003 to August 31, 2005 due primarily to several accounts that were written off against the reserve as well as a reserve amount that was reduced due to revising the Company’s estimate based on the improvement in the collection pattern of the customer. The Company believes that its reserve for doubtful accounts was fairly stated in all periods presented.

9.	Please also tell us what consideration you gave to whether the estimates inherent in your allowance for doubtful accounts represent critical accounting estimates. Please refer to SEC Releases 33-8040 and 33-8098.

Response to Comment 9: The Company advises the Staff that Note 2: Summary of Significant Accounting Policies (August 31, 2005 10-K) includes a description of the reserve for doubtful accounts and how the estimate is determined. The Company does not believe that the reserve for doubtful accounts represents a critical accounting estimate in accordance with SEC Release 33-8040. The estimates made to determine the reserve for doubtful accounts do not require difficult or complex judgments.

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Goodwill and Other Intangibles, page 39

10.	Please tell us the factors that you considered in assuming a 30-year useful life for the distribution network intangible asset. Please specifically address the factors that led to your conclusion that the distribution network will generate cash flows over a 30-year useful life and that any contracts associated with the distribution network are renewable without substantial costs. Please refer to paragraph 11 and Appendix A of SFAS 142 and EITF 03-09.

Response to Comment 10: The Company advises the Staff that the distribution network represents the value assigned to Holophane’s long-established base of distributors who market its products to contractors and other key customers. The Company believes that its distribution network is valuable for several reasons, including the increased presence it provides the Company with contractors and other key customers, favorable payment arrangements, and reduced credit risk. There are no substantial costs associated with the renewal of distributor agreements. At the time of the acquisition of Holophane, a lifing analysis was performed by independent valuation experts to estimate the useful life of this established base of distributors. Based on an analysis by the independent valuation experts of historical distributor attrition, management estimated the remaining useful life of the Company’s distribution network to be 30 years in accordance with paragraph 11 of SFAS 142 and EITF 03-09.

11.	You amortize your distribution network intangible asset under the straight-line method assuming a 30-year useful life. However, customer relationships associated with a distribution network may have a higher rate of attrition in earlier periods with the rate of attrition declining over time. In this circumstance, the majority of cash flows derived from the distribution network will be recognized in income in the earlier periods, with reduced level of cash flows in later years. Under this scenario, an accelerated method of amortization would result in the most appropriate allocation of the cost of the intangible to the periods benefited. Please tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for the distribution network intangible asset. In addition, please tell us whether you maintain records and controls to compare the actual and estimated attrition for each material customer group within the distribution network throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop. Please refer to paragraphs 12-14 of SFAS 142.

Response to Comment 11: As noted above, the distribution network is the value assigned to Holophane’s long-established base of distributors who market its products to contractors and other key customers. In accordance with paragraphs 12-14 of SFAS 142, the Company believes straight-line amortization is

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appropriate as the distribution network is a relatively stable base of over 1,000 electrical distributors and a pattern of attrition cannot be reliably determined. The Company monitors its relationship with its distributors and has not noted an unusual decline in its original distributors since the date of acquisition that would cause the Company to re-evaluate the life assigned of 30 years or its use of the straight-line method.

Note 6 – Commitments and Contingencies, page 54

Litigation, page 54

12.	Please note that if it is at least reasonably possible that additional losses may have been incurred in excess of amounts accrued for pending and threatened litigation, including environmental matters, you should disclose your estimate the additional possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5.

Response to Comment 12: The Company cannot reasonably estimate any additional ranges of loss in excess of the amounts accrued. Any theoretical ranges that could be disclosed would be so wide that it would not be meaningful and could be misleading. The disclosure in the Company’s future filings will be modified to such effect as noted in Exhibit B in accordance with paragraph 10 of SFAS 5.

13.	Please revise your disclosure to clarify whether you believe the resolution of pending and threatened legal proceedings will have a material adverse effect on your cash flows.

Response to Comment 13: The Company does not currently believe that the resolution of pending and threatened legal proceedings will have a material adverse effect on cash flows. The disclosure in all future filings will be modified as noted in Exhibit B.

Environmental Matters, page 55

14.	In addition to the disclosures required by SFAS 5, please provide the disclosures required by SAB Topic 5:Y, including circumstances affecting the reliability and precision of loss estimates, the extent to which unasserted claims are reflected in the accrual or may affect the magnitude of the contingency, material components of the accruals and significant assumptions underlying estimates, and the time frame over which the accrued amounts may be paid out.

Response to Comment 14: The Company believes its liability with respect to each of the currently active sites which it does not own is immaterial based on the factors enumerated on pages 55 and 56 of the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2005 (the “Environmental

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Disclosure”). The Company’s policy, described in the Environmental Disclosure, is to establish reserves for known environmental claims when the claims become probable and can be reasonably estimated consistent with SFAS 5. Such matters may take a significant amount of time to resolve and it is possible that environmental liabilities associated with these matters could be adjusted in the future based on new facts and circumstances, which are unknown today. These changes could result in a material adverse impact on the Company’s results of operations. However, the Company believes the possibility of a material change is remote (as such term is used in SFAS 5) based on several factors including its limited involvement at the site and the number of viable PRPs. The Company is currently unable to estimate additional loss, if any, until additional information becomes available. As a consequence and consistent with the requirements of SAB Topic 5:Y and Interpretive Response to Question 2, the Company included the following disclosure in its description of environmental matters: “The actual cost of environmental issues may be higher than that reserved due to difficulty in estimating such costs…”

With respect to the only active site involving property which Acuity Brands does own and where it has been named as a PRP (the ASP property on Seaboard Industrial Boulevard in Atlanta, Georgia), the Company believes its actual liability will be immaterial to its results of operations and financial condition. This position is based on those factors referenced in the Environmental Disclosure, including the scope of the approved corrective action plan and the existing sampling information currently available. It is reasonably possible that additional charges may be incurred in future periods if the Company receives adverse monitoring results at the site, but an estimate of any such amounts cannot be made at this time. Therefore, consistent with SAB Topic 5:Y, the Company included the following disclosure in the description of environmental matters: “Based on information currently available, the Company believes that its liability is immaterial in connection with the property but adverse monitoring results could result in additional charges to earnings in future periods.” Although the Company, as noted in the last sentence in the preceding paragraph, has disclosed the difficulty in estimating costs of environmental issues generally, the Company advises the Staff that it intends to supplement in future filings the disclosure for this site to note that any such additional charges for this site cannot be estimated at this time.

The Company supplementally advises the Staff that the Company’s accrual for currently active sites does not reflect unasserted claims since the Company is not aware of any manifestation of such claims and does not consider such claims to be probable. The Company further advises the Staff that it is not possible to precisely estimate the time frame over which accrued amounts may be paid (other than the immaterial cost of periodic monitoring of the ASP Seaboard site under the approved corrective action plan referenced in the Environmental Disclosure) given the significant amount of time that it takes to resolve such matters.

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With respect to the United States Department of Justice investigation concerning ASP’s wastewater pretreatment plant and management of hazardous waste at a facility in Atlanta, Georgia, the Company advises the Staff that the Justice Department and the Environmental Protection Agency have extremely broad discretion in their assessment of violations, not simply as to the fine per violation, but also as to how violations are counted. Any theoretical ranges that could be disclosed would not be meaningful and could be misleading. Accordingly, we have accrued and disclosed an amount that is our best estimate of the probable cost for assessments and related legal fees. Per SFAS 5, as facts and circumstances change, the Company will adjust its accrual as appropriate.

15.	Please also tell us the amount of the accrual for environmental matters by site. If accrued environmental remediation costs are material, please tell us what consideration you gave to disclosing the amount of the accrual. Please refer to paragraph 161 of SOP 96-1.

Response to Comment 15: The Company advises the Staff that the aggregate amount accrued for environmental matters for all state and federal superfund sites is less than $250,000. The Company believes this amount immaterial for disclosure.

Product Warranty, page 56

16.	Please tell us if you have provided a reserve for the $4.8 million receivable due from the supplier involved in the current-capacitor recall. Please also tell us when you expect to collect this receivable and where you have classified the receivable from this supplier in each balance sheet presented. Please also provide us with additional information to help us understand the appropriateness of the initial recognition of this receivable.

Response to Comment 16: The Company advises the Staff that is does not have a reserve for the $4.8 million receivable due from The General Electric Company (“GE”), the supplier involved in the current capacitor recall. The receivable was established in the second quarter of fiscal 2004 upon entering into a fully executed Reimbursement Agreement dated February 27, 2004 with GE, filed as Exhibit 10 (iii) A- (1) of the Form 10-Q for the quarter ended February 29, 2004. The Company received approximately $0.9 million from GE under this agreement at the date of filing the Form 10-K for the year ended August 31, 2005. The receivable is recorded in prepayments and other current assets on the consolidated balance sheets. The Company expects to collect this receivable via reimbursements to the Company for its costs as fixtures are replaced. The Company has classified both the asset and liability as current as it cannot reasonably estimate the amount that will extend beyond one year.

17.	You disclose that you intend to recover the cost associated with the cord-related recall from the responsible supplier, but that there can be no assurance that you

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will be able to recover any portion of your costs due to the financial condition of the supplier. Please tell us if you have recorded a receivable from this supplier and, if so, the amount of the receivable and any related reserve.

Response to Comment 17: The Company has not recorded a receivable for the recovery of costs associated with the cord-related recall from the responsible supplier.

18.	You accrued $5.7 million for estimated product recall expenses in 2004. Please provide us with additional information to help us understand why no additional accrual was recorded related to the March 2005 expansion of the HID light recall.

Response to Comment 18: The Company re-evaluated its liability with respect to the HID lighting fixtures recall upon the expansion of the recall in March of 2005. Based on new facts and circumstances, including the actual costs (run rate) of the original recall, the remaining accrual was believed to be sufficient to cover the estimated costs of the original and expanded recalls. The Company is continuing to monitor the ongoing costs of the recall and periodically re-evaluate the recorded liability.

19.	You disclosed product warranty liabilities of approximately $10 million at August 31, 2005. Please tell us how much of the product warranty liability relates to the current-capacitor recall, how much relates to the cord-related product recall, how much relates to matters pending before the CPSC, how much relates to legal fees and how much relates to other potential product warranty claims. For the current-capacitor recall, the cord-related recall and the matters pending before the CPSC please disclose the amount of loss accrued and the range of the potential loss in accordance with SFAS 5.

Response to Comment 19: The Company advises the Staff that it believes it has disclosed its total reserve for warranty and estimated recall costs per SFAS 5. Additionally, the Company is not able to reasonably estimate a meaningful range of loss and has, therefore, only accrued the probable estimate of loss. The Company supplementally advises the Staff that the Company’s product warranty liability of approximately $10 million at August 31, 2005 was comprised of the following: $5.2 million for the current capacitor recall and its possible expansion; $1.4 million for the cord-related recall; and $3.4 million for other potential product warranty claims. The accruals for matters pending before the CPSC and legal fees related to these matters and all other legal fees were included in other accrued liabilities. The Company has also disclosed the remaining amount of the receivable from the supplier in the capacitor-related recall.

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Certifications – Exhibits 31.1 and 31.2

20.	Please revise your certifications to conform to the exact language of Item 601(b)(31) of Regulation S-K by changing your references to the “annual report” to refer to the “report.” Please note that this comment also applies to your quarterly filings on Form 10-Q.

Response to Comment 20: The Company will revise the certifications beginning with the Form 10-Q for the quarter ended February 28, 2006 to conform to the exact language of Item 601(b)(31) of Regulation S-K.

*                    *                     *                    *                     *                    *

Please feel free to contact me at 404-853-1400 with any questions concerning this letter.

Sincerely,

/s/ Richard K. Reece
Richard K. Reece Senior Vice President and Chief Financial Officer

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Exhibit A

Contractual Obligations

The following table summarizes the Company’s contractual obligations at August 31, 2005:

	Total	Payments Due by Period
		Less than One Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-Term Debt (1)	$371,736	$—	$848	$359,738	$11,150
Interest Obligations (2)	210,328	34,091	69,650	60,576	46,011
Operating Leases (3)	92,505	19,162	26,837	19,895	26,611
Purchase Obligations (4)	100,658	100,658	—	—	—
Other Long-term Liabilities (5)	56,655	6,121	10,111	14,826	25,597

Total	$831,882	$160,032	$107,446	$455,035	$109,369

(1)	These amounts (which represent the amounts outstanding at August 31, 2005) are included in the Company’s Consolidated Balance Sheets. See Note 4: Short-Term Borrowings and Long-Term Debt for additional information regarding debt and other matters.
(2)	These amounts represent the expected future interest payments on debt held by the Company at August 31, 2005 and the Company’s loans related to its corporate-owned life insurance policy (“COLI”). The substantial majority of interest payments on debt included in this table are based on a fixed rate. COLI-related interest payments included in this table are estimates. These estimates are based on various assumptions, including age of death, loan interest rate, and tax bracket. The amounts in this table do not include COLI-related payments after ten years due to the difficulty in calculating a meaningful estimate that far in the future. Note that payments related to debt and the COLI are reflected on the Company’s Consolidated Statements of Cash Flows.
(3)	The Company’s operating lease obligations are described in Note 6: Commitments and Contingencies.
(4)	Purchase obligations include commitments to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.
(5)	These amounts are included in the Company’s Consolidated Balance Sheets and largely represent other liabilities for which the Company is obligated to make future payments under certain long-term incentive programs. Estimates of the amounts and timing of these amounts are based on various assumptions, including expected return on plan assets, interest rates, stock price fluctuations, and other variables. The amounts in this table do not include amounts related to future funding obligations under the defined benefit pension plans. The amount and timing of these future funding obligations are subject to many variables as well and also depend on whether or not the Company elects to make contributions to the pension plans in excess of those required under ERISA. Such voluntary contributions may reduce or defer the funding obligations absent those contributions. See Note 3: Pension and Profit Sharing Plans for additional information. Additionally, the amounts in this table do not include amounts related to certain deferred compensation arrangements for which there is an offsetting asset included in the Company’s Consolidated Balance Sheets.

Exhibit B

Litigation

Acuity Brands is subject to various legal claims arising in the normal course of business, including patent infringement and product liability claims. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on the

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financial condition, results of operations, or cash flows of Acuity Brands. However, in the event of unexpected future developments, it is possible that the ultimate resolution of such matters, if unfavorable, could have a material adverse effect on the financial condition, results of operations, or cash flows of Acuity Brands in future periods. Acuity Brands establishes reserves for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for such claims. However, the Company cannot make a meaningful estimate of actual costs to be incurred that could possibly be higher or lower that the amounts reserved.